SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A/A

AMENDMENT TO AND ADOPTION OF

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company, a Maryland statutory trust (the “Registrant”), hereby notifies the U.S. Securities and Exchange Commission that it is adopting as its own the registration of SkyBridge Opportunity Fund LLC, a Delaware limited liability company (the “Predecessor Registrant”), under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, in connection with the re-domiciliation of the Predecessor Registrant from a Delaware limited liability company to a Maryland statutory trust. In connection with such amended notification of registration, the Registrant submits the following information:

NAME:	SKYBRIDGE OPPORTUNITY FUND

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	527 MADISON AVENUE, 4TH FLOOR NEW YORK, NY 10022

TELEPHONE NUMBER:	(212) 485-3100

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	A. MARIE NOBLE, ESQ. SKYBRIDGE CAPITAL II, LLC 527 MADISON AVENUE, 4TH FLOOR NEW YORK, NY 10022

WITH COPIES OF NOTICES AND COMMUNICATIONS TO:	RAJIB CHANDA, ESQ. SIMPSON THACHER & BARTLETT LLP 900 G STREET, N.W. WASHINGTON, D.C. 20001 KENNETH BURDON, ESQ. SIMPSON THACHER & BARTLETT LLP 855 BOYLSTON STREET, 9TH FLOOR BOSTON, MA 02116

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

Item 1.	Exact name of registrant.

SkyBridge Opportunity Fund

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Registrant is a Maryland statutory trust. The Registrant filed a Certificate of Trust with the State Department of Assessments and Taxation of Maryland on March 21, 2025, with a future effective date of March 24, 2025.

Item 3.	Form of organization of registrant (for example corporation, partnership, trust, joint stock company, association, fund).

Maryland statutory trust.

Item 4.	Classification of registrant (face amount certificate company, unit investment trust or management company).

The Registrant is a management company.

Item 5.	If registrant is a management company:

(a) state whether registrant is a “closed-end” company or an “open-end” company;

The Registrant is a closed-end company.

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company.

The Registrant is registered as a “non-diversified” investment company for purposes of the Investment Company Act of 1940, as amended.

Item 6.	Name and address of each investment adviser of registrant.

SkyBridge Capital II, LLC

527 Madison Avenue, 4th Floor

New York, New York 10022

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of the registrant.

Name and Address(1)	Position
R. Stephen Hale	Trustee

James Jackson	Trustee

Kristin Smith	Trustee

Brett S. Messing	Trustee

Raymond Nolte	Trustee; President

Christopher Hutt	Vice President

A. Marie Noble	Chief Compliance Officer

Robert J. Phillips	Treasurer and Principal Financial Officer

Minna Urrey	Secretary

(1)	The business address of each officer and Trustee is: 527 Madison Avenue, 4th Floor, New York, NY 10022.

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

(a) state the name and address of each sponsor of registrant;

Not applicable.

(b) state the name and address of each officer and director of each sponsor of registrant;

Not applicable.

(c) state the name and address of each trustee and each custodian of registrant.

Not applicable.

Item 9.	(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

Yes.

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of each such underwriter.

Hastings Capital Group, LLC 527 Madison Avenue, 4th Floor

New York, New York 10022

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

N/A.

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

Yes. Registrant does currently have outstanding and issued securities.

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

As of March 24, 2025, the number of beneficial owners of Registrant’s outstanding securities is 12,638. No company owns 10 percent or more of the Registrant’s outstanding voting securities.

Item 10.	State the current value of registrant’s total assets.

The current value of Registrant’s total assets is approximately $1,719,580,368.

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Company Act of 1958 (yes or no).

No. Registrant has not applied and does not intend to apply for a license to operate as a small business investment company.

Item 12.	Attach as an exhibit a copy of registrant’s last regular periodic report to its security holders, if any.

Please find attached as an exhibit to this amended Form N-8A, the Predecessor Registrant’s semi-annual report for the period ended September 30, 2024.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and State of New York on the 24th day of March 2025.

SKYBRIDGE OPPORTUNITY FUND

/s/ Raymond Nolte
By: Raymond Nolte
Title: President and Trustee